UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Lions Gate Entertainment Corp.
(Name of Issuer)

Class A Voting Common Shares, no par value per share
(Title of Class of Securities)

535919401
(CUSIP Number)

William Barratt Liberty 77 Capital L.P. 2099 Pennsylvania Ave NW Washington, DC 20006 (202) 984-7070
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 13, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of Section 18 of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 535919401	SCHEDULE 13D	Page 2 of 13

1	NAME OF REPORTING PERSON Liberty 77 Capital L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,225,836
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,225,836
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,225,836
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 535919401	SCHEDULE 13D	Page 3 of 13

1	NAME OF REPORTING PERSON Liberty 77 Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000,548
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,000,548
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,548
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 535919401	SCHEDULE 13D	Page 4 of 13

1	NAME OF REPORTING PERSON Liberty 77 Fund International L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,225,288
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,225,288
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,225,288
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 535919401	SCHEDULE 13D	Page 5 of 13

1	NAME OF REPORTING PERSON Liberty 77 Capital Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,225,836
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,225,836
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,225,836
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 535919401	SCHEDULE 13D	Page 6 of 13

1	NAME OF REPORTING PERSON Liberty Capital L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,225,836
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,225,836
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,225,836
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 535919401	SCHEDULE 13D	Page 7 of 13

1	NAME OF REPORTING PERSON STM Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,225,836
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,225,836
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,225,836
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 535919401	SCHEDULE 13D	Page 8 of 13

1	NAME OF REPORTING PERSON Steven T. Mnuchin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,225,836
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,225,836
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,225,836
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 535919401	SCHEDULE 13D	Page 9 of 13

This Amendment No. 4 amends and supplements the statement on Schedule 13D, dated September 5, 2023, as amended through the date hereof (as so amended, the “Schedule 13D”), and is being filed with the Securities and Exchange Commission by the “Reporting Persons” identified herein relating to the Class A Voting Common Shares, no par value per share (the “Class A Shares”), of Lions Gate Entertainment Corp., a corporation existing under the laws of British Columbia (the “Issuer”).

Item 2.	Identity and Background.

Item 2 is hereby restated as follows:

This Schedule 13D is being filed by each of:

(i)	Liberty 77 Capital L.P. (the “Liberty Manager”), a Delaware limited partnership and investment manager of the Liberty Funds;

(ii)	Liberty 77 Fund L.P., a Cayman Islands exempted limited partnership;

(iii)	Liberty 77 Fund International L.P., a Cayman Islands exempted limited partnership (together with Liberty 77 Fund L.P., the “Liberty Funds”);

(iv)	Liberty 77 Capital Partners L.P. (“Liberty Manager GP”), a Delaware limited partnership and the general partner of the Liberty Manager;

(v)	Liberty Capital L.L.C., a Delaware limited liability company and the general partner of the Liberty Manager GP;

(vi)	STM Partners LLC, a Delaware limited liability company which indirectly controls the Liberty Manager and the general partner of the Liberty Funds;

(vii)	Steven T. Mnuchin (“Secretary Mnuchin”), an individual and citizen of the United States and President of STM Partners LLC,

each person or entity listed in clauses (i) – (vii), a “Reporting Person” and, collectively, the “Reporting Persons.”

The address of the principal place of business and principal office of the Reporting Persons is c/o Liberty 77 Capital L.P., 2099 Pennsylvania Avenue NW, Washington, D.C. 20006.

The Reporting Persons are making this single, joint filing, pursuant to a joint filing agreement in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which was previously filed as Exhibit 1 hereto.

None of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby restated as follows:

As of the date hereof, the aggregate of 9,225,836 Class A Shares reported herein were acquired for aggregate consideration of approximately $73.6 million. The source of the purchase price for the Class A Shares was capital available for investment from the Liberty Funds.

CUSIP No. 535919401	SCHEDULE 13D	Page 10 of 13

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby restated as follows:

References to percentage ownership of the Class A Shares in this Schedule 13D are based on 83,567,087 Class A Shares outstanding as of May 24, 2024, as reported by the Issuer in its Annual Report on Form 10-K for the period ended March 31, 2024.

The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of its or his pecuniary interest therein, and the filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or group.

(a)        By virtue of the fact that (i) the Class A Shares reported herein were purchased for the respective accounts of the Liberty Funds, (ii) the Liberty Manager is the investment manager of the Liberty Funds, (iii) Liberty Manager GP is the general partner of the Liberty Manager, (iv) Liberty Capital L.L.C. is the general partner of the Liberty Manager GP, (v) STM Partners LLC indirectly controls the Liberty Manager and the general partner of the Liberty Funds, and (vi) Secretary Mnuchin is the President of STM Partners LLC, the other Reporting Persons may be deemed to have the power to vote and direct the disposition of the Class A Shares owned of record by Liberty 77 Fund L.P. and Liberty 77 Fund International L.P.

As a result, as of the date hereof, each of the Reporting Persons may be deemed to beneficially own the Class A Shares indicated on row (11) on such Reporting Person’s cover page included herein, or the approximate percentage of the aggregate amount of Class A common shares indicated on row (13) on such Reporting Person’s cover page included herein.

(b)       Each of the Reporting Persons has the sole power to vote or direct the vote and the shared power to dispose or to direct the disposition of the Class A Shares indicated on such Reporting Person’s cover page included herein.

(c)       The table below specifies the date, amount and price of shares of Class A Shares purchased by the Reporting Persons since the most recent amendment to this Schedule 13D. The Reporting Persons effected purchases of Class A Shares through open market transactions.

CUSIP No. 535919401	SCHEDULE 13D	Page 11 of 13

Reporting Person	Date	Shares Purchased	Price Per Share $ (1)	Price Range ($)(1)
Liberty 77 Fund L.P.	6/6/2024	52,268	7.7526	7.5150 - 7.8000
Liberty 77 Fund International L.P.	6/6/2024	189,003	7.7526	7.5150 - 7.8000
Liberty 77 Fund L.P.	6/7/2024	30,054	7.8625	7.7550 - 7.9500
Liberty 77 Fund International L.P.	6/7/2024	108,678	7.8625	7.7550 - 7.9500
Liberty 77 Fund L.P.	6/12/2024	59,628	8.0110	7.8700 - 8.0500
Liberty 77 Fund International L.P.	6/12/2024	215,617	8.0110	7.8700 - 8.0500
Liberty 77 Fund L.P.	6/13/2024	70,355	8.1397	8.0100 - 8.2500
Liberty 77 Fund International L.P.	6/13/2024	254,400	8.1397	8.0100 - 8.2500
Liberty 77 Fund L.P.	6/14/2024	21,416	8.1870	8.1150 - 8.2000
Liberty 77 Fund International L.P.	6/14/2024	77,442	8.1870	8.1150 - 8.2000
Liberty 77 Fund L.P.	6/17/2024	36,887	8.3038	8.1800 - 8.3500
Liberty 77 Fund International L.P.	6/17/2024	133,382	8.3038	8.1800 - 8.3500

(1) Where a Price Range is indicated, the price in the “Price Per Share” column is a weighted average price. The Reporting Persons undertake to provide upon request by the staff of the Securities and Exchange Commission, the issuer or a security holder of the issuer, full information regarding the number of shares transacted at each separate price.

(d)       Liberty 77 Capital GenPar L.P. is the general partner of each of the Liberty Funds, and as such, has the right to receive, and the right to direct the receipt of, dividends from or the proceeds from the sale of the securities that are reported in this Schedule 13D. Liberty 77 Capital UGP L.L.C. is the general partner of Liberty 77 Capital GenPar L.P. and STM Partners LLC is the managing member of Liberty 77 Capital UGP L.L.C.

(e)       Not applicable.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended by replacing Exhibit 1 as follows

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement and Power of Attorney (filed herewith)

CUSIP No. 535919401	SCHEDULE 13D	Page 12 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 17, 2024

LIBERTY 77 CAPITAL L.P.

By:	Liberty 77 Capital Partners L.P., its general partner

By:	Liberty Capital L.L.C., its general partner

By:	/s/ Jesse M. Burwell
Name:	Jesse M. Burwell
Title:	Chief Financial Officer

LIBERTY 77 FUND L.P.

By:	Liberty 77 Capital GenPar L.P., its general partner

By:	Liberty 77 Capital UGP L.L.C., its general partner

By:	/s/ Jesse M. Burwell
Name:	Jesse M. Burwell
Title:	Chief Financial Officer

LIBERTY 77 FUND INTERNATIONAL L.P.

By:	Liberty 77 Capital GenPar L.P., its general partner

By:	Liberty 77 Capital UGP L.L.C., its general partner

By:	/s/ Jesse M. Burwell
Name:	Jesse M. Burwell
Title:	Chief Financial Officer

LIBERTY 77 CAPITAL PARTNERS L.P.

By:	Liberty Capital L.L.C., its general partner

By:	/s/ Jesse M. Burwell
Name:	Jesse M. Burwell
Title:	Chief Financial Officer

CUSIP No. 535919401	SCHEDULE 13D	Page 13 of 13

LIBERTY CAPITAL L.L.C.

By:	/s/ Jesse M. Burwell
Name:	Jesse M. Burwell
Title:	Chief Financial Officer

STM PARTNERS LLC

By:	/s/ Jesse M. Burwell
Name:	Jesse M. Burwell as attorney-in-fact for Steven T. Mnuchin
Title:	President

/s/ Jesse M. Burwell
Jesse M. Burwell as attorney-in-fact for STEVEN T. MNUCHIN